Exhibit 99.1

ATLAS . PACIFIC . LIMITED

ACN 009 220 053

9th September 2005

The Manager
Australian Stock Exchange
2 The Esplanade
PERTH W.A. 6000

Dear Sir

RE: HALF YEAR RESULTS

We are pleased to present our financial results for the six months of 2005, which shows a net pre-tax profit of $664,199 on a significantly increased revenue of $4,177,375. This return to profit signals a turnaround in a substantial number of areas of the Company's operations which has seen improved sales revenues, due to a larger number pearls being harvested at a better quality and an improvement in prices and a lower cost of sales due to increased management effort and operation numbers.

Sales revenue for the first six months of 2005 represents approximately 40% of the expected full year revenue and it is forecast on current information that the income for the second half of 2005 will be at least 50% higher than the first half of the year, due in parts to increased harvests in the latter part of the year and the marked improvement in the quality of these pearls.

The Company is confident that it has entered a new phase of development in substantial improvements in hatchery output and the quality of juvenile oysters and continuing improvements in pearl husbandry and operations. There has been a significant improvement in worldwide marketing conditions for pearl sales and early indicators are that this will continue against a background of increasing worldwide demand.

There has been an expansion in the operational base in the Bali operations which has seen the continuing development of the hatchery operations in North Bali, together with the establishment of two new pearl farms in East Bali, which will set a platform for expanded operation. Together with this, there has been the establishment of a tourist based marketing operation which can be expanded and contribute significantly to future revenue.

This financial result, along with the strong operational performance and growth prospects for the Company place it in the strong position for the future.

Yours faithfully

George Snow
CHAIRMAN

CRP03 Appendix 4D Half Year Report Sep0905.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

ATLAS PACIFIC LIMITED

A.B.N. 32 009 220 053

AND ITS CONTROLLED ENTITIES

INTERIM FINANCIAL REPORT

30TH JUNE 2005

INDEX

The Directors present the financial report of Atlas Pacific Limited ("the Company") and the consolidated accounts of the economic entity, being the Company and its controlled entities for the half year ended 30th June 2005and the auditors report thereon.

DIRECTORS' REPORT

The Directors of the Company during or since the end of the half year are:

Name	**Period of Directorship**
George Robert Warwick Snow, B.Ec., F.A.I.C.D. *Chairman*	Director since 28 October 1997 Chairman since 28 July 2004
Stephen John Arrow *Non-Executive Director*	Director since 29 June 1999
Ian Mackenzie Murchison B.Comm, FCA, Dip. Naut. Sc. *Non-Executive Director*	Director since 28 July 2004
Stephen Paul Birkbeck *Non-Executive Director*	Director since 15 April 2005
Joseph James Uel Taylor, B.Sc. (Biology), Ph.D. *Managing Director*	Director since 13 September 2000

ACTIVITIES AND REVIEW OF OPERATIONS

The only activity of the economic entity is that of the development and management of a pearl farming business located in Indonesia. There has been no significant change in the activities of the economic entity since the last year end report.

1. Profit Result

   The Company announces an after tax profit of $464,940 which was achieved on sales of $3,701,394 for the six months to 30th June 2005 (Six months to 30 June 2004 – after tax profit of $35,819 on sales revenue of $3,214,344). The current year and corresponding prior year results are reported under International Financial Reporting Standards (IFRS). A full reconciliation between the previous Australian Generally Accepted Accounting Standards (AGAAP) and the IFRS presentation is provided at note 9 to the attached accounts.

   During the first six months of 2005, there has been an increase in sales revenue of $487,050 (15%). This is made up in part of an increase in pearl sales of $497,856, an increase in oyster sales of $68,821 and a decrease in sale of Mother of Pearl of $76,627. The cost of sales has decreased by $368,222 with gross profit increasing to 39% from 18%for the previous years equivalent result.

   The sales revenue for the first six months of 2005 represents approximately 40% of the expected full year revenue. The Company sold $3,382,901 worth of pearls and keshi from January to June 2005. In addition, there was sales revenue of $164,619 for mother of pearl shell and $153,874 from the sale of surplus oysters, value added by-products and jewellery associated with South Sea Creations and the provision of technical services and equipment supply.

2. Pearl Farm Operations

Pearl Oyster Production Results

From January to June of 2005 almost 200,000 oysters were seeded at Alyui with an additional 14,000 oysters being seeded in the first stage of the Bali seeding programme. The Company is very confident it will exceed its seeding target for the full year.

The results from the North Bali (Penyabangan) hatchery were very pleasing and there are surplus oyster stocks available at present. Oysters have been successfully transported from the Penyabangan grow-out site to both Alyui and a new site in East Bali called Karang Asem.

Bali Projects

The success of Penyabangan as a grow out site has now been proved. The considerable cost savings achieved by operating in Bali lead the Company to secure an additional pearling lease in Bali and a new site has been secured at a location in East Bali called Karang Asem. This site will be used for pearl production and will help ease the pressure on oyster transport to our main farm in Alyui Bay. The Company plans to seed 50,000 oysters in Bali this year.

Bacan Project

Following a review of the juvenile oyster production project at Bacan, North Maluku Province with our partners in June, it was agreed that the project would be closed by the end of September. Equipment and personnel from the Bacan project will be relocated to the Bali projects.

Lombok Joint Operation

As the Bacan hatchery production is coming to an end this year, the Company has entered into a new juvenile oyster production arrangement with a foreign owned pearl producer in Malaka, West Lombok. This new venture will utilise resources (equipment and personnel) from Bacan and the Alyui hatchery. An existing building is being modified to house our hatchery equipment. We expect the hatchery to be operational by November, 2005.

Alyui Bay Pearling Centre

The Alyui Bay project has maintained the strong operational position established last year with excellent results on all fronts. The improvement in pearl quality that has been achieved during harvests this year vindicates the strategy of transforming it into a dedicated pearl production centre that was first implemented in 2002. The bay currently has more adult oysters then ever in its 8 year history despite an overall reduction in staff numbers.

The board believes the Alyui Bay project is a world best practice pearling operation and fully expects further improvements in efficiency and pearl quality.

Socio-Political and Security Situation

Whilst the Company is ever vigilant in regard to the security of our personnel and assets, the board believes that the general situation in Indonesia continues to improve. Visitor arrivals to Bali this year have been the highest recorded since 2001.

As always, the Company continues to do its utmost to maintain good relations with local communities, regional and central government bodies and other stakeholders. This year several new community initiatives have been developed including the training of local people in the manufacture of handicrafts made from MOP and participation in environmental projects associated with coral reef restoration and the planting of mangroves to assist in the control of shore erosion.

Personnel

As at 30th June 2005, Atlas Pacific and the Indonesian subsidiary PT Cendana Indopearls employed the following number of staff:

Indonesia	7	Expatriate
	435	National
Australia	5	

Marketing

The Company continues to be represented by Pearl Autore International as the sole agent for the international trading of our pearls. PAI have introduced several key marketing initiatives over the past year including opening representative offices in the United States, Europe and Asia. PAI has also secured the exclusive right as supplier of pearl jewellery to the House of Taylor jewellery franchise in the United States. The House of Taylor is headed by Elizabeth Taylor herself and there are currently some 250 distribution outlets in the group.

The Company has opened a visitor centre at Penyabangan. "North Bali Pearls" is a low key attraction offering people the chance to see a working pearl farm whilst also having the opportunity to purchase MOP and pearl products. Tours of the hatchery and operating facilities are conducted daily along with demonstrations of pearl seeding and harvesting. A retail outlet is part of the centre and the Company is pleased with the progress being made. It is hoped that North Bali Pearls will be a forerunner to future expansion in the Bali retail/tourism market.

Conclusion

The Company has now returned to profit and the board fully expects significant further improvement over the second half of 2005 with better financial results to come during 2006. The Company focus is firmly fixed on providing a return to shareholders. Work will continue in developing additional revenue streams for the group whist every effort is being made to reduce our core business risk and improve profitability.

SIGNIFICANT CHANGES

There have been no significant changes in the state of affairs of the economic entity during the period.

DIVIDENDS

No dividend has been declared or paid in the six months to 30th June 2005.

MATTERS SUBSEQUENT TO 30TH JUNE 2005

In July and August 2005, the Company carried out a large harvest. The details of this harvest will be made available when the grading and valuation process is complete.

The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and Nasdaq Stock Exchanges.

DIRECTORS MEETINGS

The attendance at meetings of the Company's Directors including meetings of the Audit Committee is shown below:

Director	Period	Number of Directors Meetings		Audit Committee Meetings	
		Held	Attended	Held	Attended
G.R.W. Snow	01/01/05 - 30/06/05	5	5	1	1
S.J. Arrow	01/01/05 - 30/06/05	5	5	1	1
I.M. Murchison	01/01/05 - 30/06/05	5	5	1	1
S.P. Birkbeck	15/04/05 - 30/06/05	2	2	-	-
J.J.U. Taylor	01/01/05 - 30/06/05	5	5	1	1

As at the date of this report the economic entity has an audit committee which is made up of the non-executive members of the Board. The Directors have the right, in connection with their duty and responsibilities as directors, to seek independent professional advice at the Company's expense.

DIRECTORS' BENEFITS

Pursuant to an agreement with Arrow Pearling Company Pty Ltd, fees of $90,000 were charged to the Company during the half year which represents a royalty for training pearl technicians (six months to 30 June 2004 - $149,934). This agreement was entered into in March 1999 prior to Mr. Arrow becoming a board member and it was entered into on commercial terms.

Apart from the foregoing, since the previous financial year end, no Director of the Company has received or has become entitled to receive a benefit (other than the emoluments disclosed in the annual financial statements or the fixed salary of a full-time employee of the Company) by reason of a contract made by the Company or a related company with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS SHAREHOLDINGS AS AT 5th SEPTEMBER 2005

The relevant interest of each Director in the share capital of the Company, as notified by the Directors to the Australian Stock Exchange in accordance Corporations Act 2001, at the date of this report is as follows:

Current Holdings

	Ordinary Shares	
	Direct	**Indirect**
G.R.W. Snow	-	14,025,744
S.J. Arrow	-	1,952,934
I.M. Murchison	-	690,000
S.P. Birkbeck	-	-
J.J.U. Taylor	65,000	-

The auditors Independence declaration on page 24 forms part of the directors report for the half year ended 30 June 2005.

ON BEHALF OF THE BOARD

G.R.W. SNOW
Chairman
9th September 2005

INCOME STATEMENT
ATLAS PACIFIC LIMITED
AND ITS CONTROLLED ENTITIES
FOR THE HALF YEAR ENDED 30TH JUNE 2005

	Note	Consolidated	
		2005	2004
		(6 months)	(6 months)
		$	$
Revenue from sale of goods	2	3,701,394	3,214,344
Other revenues from ordinary activities	2	475,981	549,020
Total revenue		4,177,375	3,763,364
Expenses from ordinary activities			
Cost of goods sold		2,256,739	2,624,961
Marketing expenses		366,358	314,398
Administration expenses		770,672	697,567
Borrowing costs		-	26
Depreciation/amortisation expenses		15,097	12,897
Research & Development		50,000	-
Write down of Oyster Inventory values		-	95,611
Other expenses from ordinary activities		54,310	(17,915)
Total expenses		3,513,176	3,727,545
Profit/(loss) from ordinary activities before related income tax expense		664,199	35,819
Income tax expense relating to ordinary activities		199,259	-
Profit/(loss) from ordinary activities after related income tax attributable to members of the parent entity		464,940	35,819
Earnings per share for profit/(loss) attributable to ordinary equity holders of the Company:			
Basic earnings per share	3	0.53 cents	0.04 cents
Diluted earnings per share	3	0.53 cents	0.04 cents

The Income Statement is to be read in conjunction with the notes to and forming part of the half year financial report.

BALANCE SHEET
ATLAS PACIFIC LIMITED
AND ITS CONTROLLED ENTITIES
AS AT 30TH JUNE 2005

	Note		Consolidated	
		30/06/05	31/12/04	30/06/04
		$	$	$
CURRENT ASSETS				
Cash and cash equivalents		2,330,338	3,208,996	3,358,841
Receivables		3,022,067	1,934,360	2,468,700
Inventories		885,319	1,034,682	465,564
Biological Assets	4	1,401,419	2,259,547	1,828,039
Derivative Financial Instruments	6	4,088,964	-	-
Total Current Assets		11,728,107	8,437,585	8,121,144
NON-CURRENT ASSETS				
Inventories		184,809	193,521	135,293
Biological Assets	4	7,366,715	6,688,663	8,793,526
Property, plant and equipment		1,842,728	1,825,434	1,983,917
Deferred Tax Asset		34,107	239,919	150,563
Total Non-Current Assets		9,428,359	8,947,536	11,063,299
Total Assets		21,156,466	17,385,121	19,184,443
CURRENT LIABILITIES				
Payables		559,902	1,020,369	801,138
Current tax liabilities		247,320	230,480	-
Provisions		103,570	104,212	89,060
Derivative financial instruments	6	4,028,251	-	-
Total Current Liabilities		4,939,043	1,355,061	890,198
NON-CURRENT LIABILITIES				
Deferred tax liability		112	112	406
Total Non-Current Liabilities		112	112	406
Total Liabilities		4,939,155	1,355,173	890,604
Net Assets		16,217,311	16,029,948	18,293,839
Equity				
Contributed equity	7	18,849,092	18,849,092	18,849,092
Foreign Currency Translation Reserve		(4,955,155)	(4,677,578)	(3,043,781)
Retained profits	8	2,323,374	1,858,434	2,488,528
Total Shareholders Equity		16,217,311	16,029,948	18,293,839

The Balance Sheet is to be read in conjunction with the notes to and forming part of the half year financial report.

STATEMENT OF CHANGES IN EQUITY
ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
FOR THE HALF YEAR ENDED 30TH JUNE 2005

	Note	Consolidated	
		2005 (6 months) $	**2004 (6 months) $**
Total equity at the beginning of the half-year		16,029,950	18,276,758
Adjustment on Adoption of AASB 132 and AASB 139, net of tax:			
Retained Profits		-	-
Reserves		-	-
Exchange differences on translation of foreign operations		(277,579)	(18,738)
Net income recognised directly in equity		(277,579)	(18,738)
Profit for the half year		464,940	35,819
Total recognised income and expense for the year		187,361	17,081
Total equity at the end of the half-year		16,217,311	18,293,839

The statement of changes in equity is to be read in conjunction with the notes to and forming part of the half year financial report.

STATEMENT OF CASH FLOW
ATLAS PACIFIC LIMITED AND ITS CONTROLLED ENTITIES
FOR THE HALF YEAR ENDED 30TH JUNE 2005

	Note	Consolidated	
		2005 (6 months) $	**2004 (6 months) $**
Cash flows from operating activities			
Proceeds from pearl and oyster sales		2,711,006	2,984,480
Proceeds from other operating activities		146,060	27,633
Interest paid		-	(29)
Interest received		33,037	96,264
Payments to suppliers		(3,257,773)	(2,980,486)
Income tax paid		(202,305)	(476,497)
Net cash inflow/(outflow) from operating activities		(569,975)	(348,635)
Cash flows from investing activities			
Payments for property, plant and equipment		(311,522)	(395,949)
Net cash inflow/(outflow) from investing activities		(311,522)	(395,949)
Cash flows from financing activities		-	-
Net cash inflow/(outflow) from financing activities		-	-
Net increase/(decrease) in cash held		(881,497)	(744,584)
Cash at the beginning of the half-year		3,208,996	4,301,918
Effects of exchange rate changes on cash and cash equivalents		2,839	(198,493)
Cash at the end of the half-year		2,330,338	3,358,841

Non cash transactions
Nil

The statement of cash flows is to be read in conjunction with the notes to and forming part of the half year financial report.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report for the interim half-year reporting period ended 30th June 2005 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 31st December 2004 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

1.1 Basis of preparation of half-year financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Application of AASB 1 *First-time adoption of Australian Equivalent to International Financial Reporting Standards (AIFRS)* -
This interim financial report is the first that the Company has prepared in accordance with AIFRS. AASB 1 *First-time adoption of Australian Equivalent to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of the Company until 31st December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Company's interim financial reports for the half-year ended 30th June 2005, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1st January 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in note 9.

Historical cost convention -
These financial statements have been prepared under the historical cost convention except where stated.

1.2 Principles of consolidation

The financial statements of the economic entity comprise consolidated accounts of Atlas Pacific Limited and all controlled entities within the meaning of the Corporations Act. All intercompany balances and unrealised profits resulting from intra-group transactions have been eliminated.

Where a controlled entity is acquired during a year, its results are included only from the date of acquisition. Where there is loss of control of a controlled entity during a year, its results are included only for that period of the year during which the parent entity had control.

In the instance of the acquisition of a controlled entity, the cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value apportionment, at the date of acquisition, of the purchase consideration plus costs incidental to the acquisition.

1.3 Segment Reporting

The business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risk and returns that are different from those of segments operating in other economic environments.

1.4 Foreign currency translations

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Australian dollars, which is Atlas Pacific Ltd's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Group Companies

The results and financial position of all group entities (none of which has the currency of a hyperinflation economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

Income and expenses for each income statement are translated at average exchange rates; and

All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportional share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

1.5 Revenue recognition

Sales Revenue

Sales revenue is recognised when it is earned from the sale of products or services to entities outside the consolidated Group. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable;

Interest Income

Interest income is recognised as it accrues.

Asset Sales Revenue

Revenue from asset sales comprises the net proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

1.6 Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Atlas Pacific Ltd and its wholly-owned Australian controlled entities have not implemented the tax consolidation legislation.

1.7 Leases

Lease payments for operating leases, where substantially all the risk and benefits remain with the lessor, are charged as expenses to the income statement in the period in which they are incurred.

1.8 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

1.9 Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, high liquid investments with original maturity or three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and bank overdrafts.

1.10 Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts.

The collectibility of debts is assessed on an ongoing basis and a write down is made where debts are known to be unrecoverable. A provision for doubtful receivables is established when there is objective evidence that a debt will not be able to be recovered in accordance with the original terms of the receivable.

1.11 Inventories

(a) Pearls - quantity of pearls as harvested and processed are valued at the lower of cost or net market value.
(b) Nuclei - quantities on hand at the year end are valued at cost.
(c) Oysters – refer note 1.12 (Biological assets)

1.12 Biological assets

The economic entity has applied AASB141 *Agriculture*. The standard requires that all inventories, which are non-human, living assets, be treated separately from other inventory. Biological assets must be measured at net market value and the increment/(decrement) in net market values of the assets is to be recognised as revenue/(expense) in the statement of financial performance. The value of the Biological Assets is only recognised when it can be measured reliably.

Oysters are a living organism which meet the definition of a Biological asset. There is no market for oysters by which a reliable valuation comparison of this category of the asset can be made. Given the uncertainty and risk that exists in the process of producing a pearl and other risk factors specific to the operations of the economic entity, the Directors believe that the most appropriate market valuation for the oysters is their cost of production. Cost is the total direct hatchery and farm operations and includes the cost of oyster purchases and nuclei used in seeding operations.

The details of the Biological assets that are held by the economic entity as at 30 June 2005 are provided at Note 4.

1.13 Derivatives

From 1 January 2004 to 31 December 2004

The Group has taken the exemption available under AASB1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 31 December 2004.

Adjustments on transition date: 1 January 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 January 2005) changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 January 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The hedging contracts that are taken out by the Company do not qualify as an effective hedge under the accounting standards. Changes in the fair value are recognised immediately in the income statement.

1.14 Property, Plant and Equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Costs incurred in relation to an asset after the initial purchase are only recognised as part of the asset if it is probable that that there is a future economic benefit that can be reliably measured. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated on a straight line basis so as to write off the cost or valuation of property, plant and equipment over their estimated useful lives. The depreciation rates used for each class of depreciable assets are:

Class of fixed asset	**Depreciation rate**	
	2005	2004
Leasehold land & buildings & improvements	5-10%	5-10%
Vessels	10%	10%
Plant & equipment	20-50%	20-50%

1.15 Trade and other payables

These amounts represent liabilities for goods and services provided to the economic entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

1.16 Investments and other financial assets

From 1 January 2005

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

I. Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as

held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

II. Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

III. Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

IV. Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

1.17 Provisions

Provisions for legal claims are recognised when: the Economic Entity has a present legal or constructive obligation as a result of a past event; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

1.18 Employee entitlements

Provision is made for the Company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

1.19 Interests in joint operations

The economic entity's share of the assets, liabilities, revenue and expenses of joint operations are included in the appropriate items of the consolidated balance sheet and profit and loss account.

1.20 Earnings Per Share

(a) Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the Company, excluding any costs of service equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(b) Diluted earnings per share

Diluted earnings per share adjusts the figure used in determination of basic earnings per share to take into account the after income tax effect of interest and other financial costs associated with dilutive

potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

For the purpose of preparing the half year financial report, the half year has been treated as a discrete reporting period.

A reference to Dollars or $ means Australian Dollars.

		Consolidated	
		2005 (6 months)	**2004 (6 months)**
		$	$
2	**Revenue from ordinary activities**		
	Revenue from operating activities		
	Sales revenue	3,701,394	3,214,344
	Interest received- other parties	32,664	82,846
	Net foreign exchange gain	274,905	442,565
	Total other revenues	155,288	342
		4,164,251	3,740,097
	Revenue from outside operating activities		
	Property rental	13,124	23,267
	Total revenue	4,177,375	3,763,364

		Consolidated	
		2005 (6 months)	**2004 (6 months)**
		cents	cents
3	**EARNINGS PER SHARE**		
	Basic earnings/(loss) per share	0.53	0.04
	Diluted earnings per share	0.53	0.04
		(6 months) No.	**(6 months)** No.
	Weighted average number of ordinary share outstanding during the year used for calculation of basic earnings per share	87,810,254	87,810,254
	Weighted average number of potential ordinary shares outstanding during the year used for calculation of diluted earnings per share	87,810,254	87,810,254

		Consolidated	
		2005 (6 months) $	**2004 (6 months) $**
4	**BIOLOGICAL ASSETS**		
	Current		
	Oysters	1,401,419	1,828,039
	Non-Current		
	Oysters	7,366,715	8,793,526
	Total Biological Assets	8,768,134	10,621,565
	The details of the Biological Assets that are held by the economic entity as at year end are as follows:		
	Nature of Biological Assets:- **Oysters (*Pinctada Maxima*)**		
		No.	No.
	Held within the economic entities operations:		
	Juvenile oysters which are not nucleated	801,595	526,255
	Nucleated oysters	487,694	396,291
	Other oysters used for brood-stock, saibo tissue and research	3,785	3,173
	Economic entities share held within joint operations:		
	Nucleated oysters	56,967	93,060
		1,350,041	1,018,779
	Change increment in net market value during the 6 months to 30 June 2005	$nil	$nil
5	**DIVIDENDS**		
	Dividend Payments - No dividends were declared or made in the reporting periods shown in this report.	-	-

6 DERIVATIVE INSTRUMENTS

The consolidated entity has entered into foreign exchange contracts to hedge certain anticipated sale commitments denominated in foreign currencies, particularly Japanese Yen, and anticipated expenditure commitments denominated in foreign currencies, particularly Indonesian Rupiah. The terms of these commitments are not more than 12 months.

Under AASB 139 these derivative financial instruments are required to be disclosed as part of the consolidated balance sheet. The consolidated entity's accounting policy in regards to these instruments is detailed in Note 1.13.

		Consolidated	
		2005 (6 months) $	2004 (6 months) $
7	**CONTRIBUTED EQUITY**		
	Issued and paid-up capital 87,810,254 ordinary shares	18,849,092	18,849,092
	Reconciliation of Contributed Equity		
	Balance at beginning of year	18,849,092	18,849,092
	Shares issued during the year	-	-
	Balance at end of year	18,849,092	18,849,092
8	**RETAINED PROFIT**		
	Reconciliation of Retained earnings		
	Balance at beginning of year	1,858,434	2,452,709
	Net profit attributable to members of the parent entity	464,940	35,819
	Dividends Paid	-	-
	Balance at end of year	2,323,374	2,488,528

9 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVELANTS TO IFRSs

Reconciliation of equity reported under Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

At date of transition to AIFRS: 1 January 2004

	Previous AGAAP $	Consolidated Effect of Transition to AIFRS $	AIFRS $
Current Assets			
Current assets	4,301,918	-	4,301,918
Receivables	1,253,030	-	1,253,030
Inventories	3,333,948	(383,445)	2,950,503
Biological Assets	2,165,998	(457,410)	1,708,588
Total Current Assets	**11,054,894**	**(840,855)**	**10,214,039**
Non-current assets			
Inventories	121,836	(18,830)	103,006
Biological Assets	8,406,627	(1,568,575)	6,838,052
Property, plant and equipment	2,458,214	(597,654)	1,860,560
Deferred Tax Asset	150,563	-	150,563
Total non-current assets	**11,137,240**	**(2,185,059)**	**8,952,181**
Total Assets	**22,192,134**	**(3,025,914)**	**19,166,220**
Current liabilities			
Payables	766,980	-	766,980
Current tax liabilities	-	-	-
Provisions	122,946	-	122,946
Total current liabilities	**889,926**	-	**889,926**
Non-current liabilities			
Deferred tax liabilities	406	-	406
Total non-current liabilities	**406**	-	**406**
Total liabilities	**890,332**	-	**890,332**
Net Assets	**21,301,802**	**(3,025,914)**	**18,275,888**
Equity			
Contributed equity	18,849,092	-	18,849,092
Foreign Currency Translation Reserve	-	(3,025,914)	(3,025,914)
Retained profits	2,452,710	-	2,452,710
Total equity	**21,301,802**	**(3,025,914)**	**18,275,888**

Note 1 Explanation of transition to Australian equivalents to IFRS

Under AGAAP the carrying values of non-monetary items, of the Group's Indonesian subsidiary were based on historic rates using the "Temporal method". Under AFIRS these items are now translated at the balance sheet rate under the "Current rate method". Adjustments for the values of Inventories, Biological Assets and Property, plant and equipment have been recognised in the Foreign Currency Translation Reserve.

9. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVELANTS TO IFRSs (Cont.)

At the end of last half-year reporting period under previous AGAAP: 30 June 2004

	Previous AGAAP $	Consolidated Effect of Transition to AIFRS $	AIFRS $
Current Assets			
Current assets	3,358,841	-	3,358,841
Receivables	2,468,700	-	2,468,700
Inventories	533,762	(68,198)	465,564
Biological Assets	2,290,991	(462,952)	1,828,039
Total Current Assets	**8,652,294**	**(531,150)**	**8,121,144**
Non-current assets			
Inventories	152,628	(17,335)	135,293
Biological Assets	10,240,020	(1,446,494)	8,793,526
Property, plant and equipment	2,587,554	(603,637)	1,983,917
Deferred Tax Asset	150,563	-	150,563
Total non-current assets	**13,130,765**	**(2,067,466)**	**11,063,299**
Total Assets	**21,783,059**	**(2,598,616)**	**19,184,443**
Current liabilities			
Payables	801,138	-	801,138
Current tax liabilities	-	-	0
Provisions	89,060	-	89,060
Total current liabilities	**890,198**	-	**890,198**
Non-current liabilities			
Deferred tax liabilities	406	-	406
Total non-current liabilities	**406**	-	**406**
Total liabilities	**890,604**	-	**890,604**
Net Assets	**20,892,455**	**(2,598,616)**	**18,293,839**
Equity			
Contributed equity	18,849,092	-	18,849,092
Foreign Currency Translation Reserve	0	(3,043,781)	(3,043,781)
Retained profits	2,043,363	445,165	2,488,528
Total equity	**20,892,455**	**(2,598,616)**	**18,293,839**

9. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVELANTS TO IFRSs (Cont.)

At the end of last reporting period under previous AGAAP: 31 December 2004

	Previous AGAAP $	Consolidated Effect of Transition to AIFRS $	AIFRS $
Current Assets			
Current assets	3,208,996	-	3,208,996
Receivables	1,934,360	-	1,934,360
Inventories	1,201,667	(166,985)	1,034,682
Biological Assets	2,583,417	(323,870)	2,259,547
Total Current Assets	**8,928,440**	**(490,855)**	**8,437,585**
Non-current assets			
Inventories	240,248	(46,727)	193,521
Biological Assets	9,090,274	(2,401,612)	6,688,662
Property, plant and equipment	2,688,138	(862,704)	1,825,434
Deferred Tax Asset	239,919	-	239,919
Total non-current assets	**12,258,579**	**(3,311,043)**	**8,947,536**
Total Assets	**21,187,019**	**(3,801,898)**	**17,385,121**
Current liabilities			
Payables	1,020,369	-	1,020,369
Current tax liabilities	230,480	-	230,480
Provisions	104,212	-	104,212
Total current liabilities	**1,355,061**	-	**1,355,061**
Non-current liabilities			
Deferred tax liabilities	112	-	112
Total non-current liabilities	**112**	-	**112**
Total liabilities	**1,355,173**	-	**1,355,173**
Net Assets	**19,831,846**	**(3,801,898)**	**16,029,948**
Equity			
Contributed equity	18,849,092	0	18,849,092
Foreign Currency Translation Reserve	-	(4,677,577)	(4,677,577)
Retained profits	982,754	875,679	1,858,433
Total equity	**19,831,846**	**(3,801,898)**	**16,029,948**

9. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVELANTS TO IFRSs (Cont.)

Reconciliation of profit/(loss) under previous AGAAP to profit/(loss) under Australian equivalents to IFRS (AIFRS)

Reconciliation for the profit/(loss) for the half-year ended 30 June 2004

	Previous AGAAP	Consolidated Effect of Transition to AIFRS	AIFRS
	$	$	$
Revenue from sale of goods	3,214,344	-	3,214,344
Other revenues from ordinary activities	537,276	11,744	549,020
Total revenue	**3,751,620**	**11,744**	**3,763,364**
Expenses from ordinary activities			
Cost of goods sold	2,971,628	(346,667)	2,624,961
Marketing expenses	314,398	-	314,398
Administration expenses	697,567	-	697,567
Borrowing costs	26	-	26
Depreciation	12,897	-	12,897
Research & Development	-	-	-
Write down of Oyster Inventory values	182,366	(86,755)	95,611
Other expenses from ordinary activities	(17,915)	-	(17,915)
Total expenses	**4,160,967**	**(433,422)**	**3,727,545**
Profit/(loss) from ordinary activities before Related income tax expense	(409,347)	445,166	35,819
Income tax expense relating to ordinary activities	-	-	-
Profit/(loss) from ordinary activities after income tax attributable to members of the parent entity	**(409,347)**	**445,166**	**35,819**

Note 2 Explanation of transition to Australian equivalents to IFRS
Due to the change in the translation methodology, as explained at Note 1Explanation of transition to Australian equivalents to IFRS on page19, changes in revenues, cost of sales and write down of inventories have occurred.

9. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVELANTS TO IFRSs (Cont.)

Reconciliation for the profit/(loss) for the year ended 31 December 2004

	Previous AGAAP	Consolidated Effect of Transition to AIFRS	AIFRS
	$	$	$
Revenue from sale of goods	5,822,982	-	5,822,982
Other revenues from ordinary activities	1,014,541	-	1,014,541
Total revenue	**6,837,523**	-	**6,837,523**
Expenses from ordinary activities			
Cost of goods sold	5,089,271	(674,796)	4,414,475
Marketing expenses	564,743	-	564,743
Administration expenses	1,604,336	-	1,604,336
Borrowing costs	29	-	29
Depreciation	28,356	-	28,356
Research & Development	-	-	-
Write down of Oyster Inventory values	541,032	(15,269)	525,763
Other expenses from ordinary activities	382,766	(185,617)	197,149
Total expenses	**8,210,533**	**(875,682)**	**7,334,851**
Profit/(loss) from ordinary activities before Related income tax expense	(1,373,010)	875,682	(497,328)
Income tax expense relating to ordinary activities	(96,946)	-	(96,946)
Profit/(loss) from ordinary activities after income tax attributable to members of the parent entity	**(1,469,956)**	**875,682**	**(594,274)**

10 SEGMENT REPORTING

(a) Business

The economic entity operates predominantly in the pearling industry in the geographic regions of Australia and Indonesia. Unallocated items represent amounts that do not directly relate to the pearling activities.

(b) Geographical

	Indonesia	Australia	Eliminations	Total
30/06/2005	$	$	$	$
Revenue				
External segment revenue	286,793	3,383,699	-	3,670,492
Inter-segment revenue	2,227,045	-	(2,196,143)	30,902
Total segment revenue	2,513,838	3,383,699	(2,196,143)	3,701,394
Other unallocated revenue				475,981
Total Revenue				4,177,375
Result				
Segment Results	205,661	55,054	33,669	294,384
Unallocated corporate expenses				369,815
Profit from ordinary activities before income tax				
				664,199
Income tax expense				(199,259)
Net Profit				464,940

30/06/2004	Indonesia	Australia	Eliminations	Total
Revenue	$	$	$	$
External segment revenue	300,709	2,913,634	-	3,214,343
Inter-segment revenue	-	-	-	-
Total segment revenue	300,709	2,913,634	-	3,214,343
Other unallocated revenue				549,021
Total Revenue				3,763,364
Result				
Segment Results	(39,932)	(134,616)	94,013	(80,535)
Unallocated corporate expenses				116,354
Profit from ordinary activities before income tax				
				35,819
Income tax refund/(expense)				-
Net Profit				35,819

11 CONTINGENT LIABILITIES

The Company has a commitment to pay rent for its office accommodation up to the end of its current lease, which expires in June 2007. The annual rental for this accommodation is $18,000.

12 POST BALANCE DATE EVENTS

In July and August 2005, the Company carried out a large harvest. The details of this harvest will be made available when the grading and valuation process is complete.

The results of significant operation activities are made available to shareholders and other interested parties through announcements to the Australian and Nasdaq Stock Exchanges.

DIRECTORS DECLARATION

The Directors declare that the financial statements and notes set out on pages 5 to 22:

(a) comply with Accounting Standards AASB134 "Interim Financial Reporting" and the Corporations Regulations 2001 and other mandatory professional reporting requirements,

(b) give a true and fair view of the consolidated entity's financial position as at 30th June 2005 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date;

In the Directors opinion there are reasonable grounds to believe that Atlas Pacific Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

G.R.W. SNOW
Chairman

Perth, Western Australia
9th September 2005

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

12 September 2005

The Directors
Atlas Pacific Limited
PO Box 8015
SUBIACO WA 6008

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO CHARTERED ACCOUNTANTS TO THE DIRECTORS OF ATLAS PACIFIC LIMITED

To the best of my knowledge and belief, there have been:

- no contraventions of the auditor independence requirements of this Act in relation to the review; and
- no contraventions of any applicable code of professional conduct in relation to this review.

Yours faithfully
BDO
Chartered Accountants & Advisers

S Andrawes
Partner

Quality Endorsed Company ISO 9001 Lic 10 4208 Standards Australia

BDO is a national association of separate partnerships and entities.

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF ATLAS PACIFIC LIMITED

Scope

We have reviewed the financial report comprising the Income Statement, Balance Sheet, Statement of Cash Flows, Statement of Changes in Equity, accompanying notes and Directors' Declaration of Atlas Pacific Limited for the half-year ended 30 June 2005. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 134: Interim Financial Reporting, other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the disclosing entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities & Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Atlas Pacific Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the disclosing entity's financial position as at 30 June 2005 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

BDO
Chartered Accountants

S Andrawes
Partner

Perth, Western Australia
Dated this 12th day of September 2005.

BDO is a national association of separate partnerships and entities.

RESULTS FOR ANOUNCEMENT TO THE MARKET
AS PER APPENDIX 4D
AUSTRALIAN STOCK EXCHANGE LISTING RULES

ATLAS PACIFIC AND ITS CONTROLLED ENTITTES
FOR THE HALF YEAR ENDED 30TH JUNE 2005

1 The reporting period and the previous corresponding period as detailed in this financial statement are 30th June 2005 and 30th June 2004 respectively

		2005	2004	% Change	Up/Down
2	Key Financial Data				
	2.1 Revenue	4,177,375	3,763,364	11.00%	Up
	2.2 Profit/(loss)from ordinary activities after tax attributable to members	464,940	35,819	1,198.00%	Up
	2.3 Net profit/(loss) attributable to members	464,940	35,819	1,198.00%	Up

2.4 Dividends

The Directors advise that an interim dividend will not be paid by the Company at this time. The payment of dividends by the Company is subject to the availability of sufficient funds taking into consideration future capital requirements for operational and expansion needs. At this time, the Board does not believe that the cash reserves are sufficient to declare an interim dividend.

3 Net Tangible Assets

	Consolidated	
	2005	2004
Net tangible assets	16,217,311	16,029,950
Ordinary Shares	87,810,254	87,810,254
Net tangible assets per ordinary share	0.18 cents	0.18 cents

4 Control was neither gained nor lost over any related party during the six months to 30th June 2005